EXHIBIT 99.1

Evaxion announces business update and second quarter 2026 financial results

COPENHAGEN, Denmark, August 20, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, provides business update and announces second quarter 2026 financial results.

Business highlights (since last quarterly update)
Evaxion is making steady progress towards completing its strategic milestones for 2026. Highlights include:

  Announcing the upcoming presentation of three-year clinical data for personalized cancer vaccine candidate EVX-01 at the ESMO Congress 2026
  Presentation of new data for EVX-04, an off-the-shelf cancer vaccine for acute myeloid leukemia (AML)
  Expansion and refocusing of our R&D pipeline with EVX-05, a novel off-the-shelf therapeutic cancer vaccine program for glioblastoma
  Presentation of new data for cytomegalovirus (CMV) vaccine candidate EVX-V1
  Winning the 2026 Prix Galien UK Award for Best digital health solution for AI-Immunology™
  Cash runway unchanged with cash at hand to fund operations into the second half of 2027

“Progress remains strong in recent months, particularly regarding the expansion and progression of our R&D pipeline. Both EVX-04 and EVX-05 represent completely new concepts in targeting hard-to-treat cancers and are great examples of what we can do with AI-Immunology™ to identify novel, conserved cancer targets for off-the-shelf vaccines. The same is true for EVX-V1 in the infectious disease space and we are excited by the successful progress of this next-generation, multi-component CMV-vaccine program. These programs and the combined R&D pipeline show how our AI-Immunology™ platform can truly deliver product candidates, which is crucial in validating our platform and for partnerships,” says Helen Tayton-Martin, CEO of Evaxion.

Conference call and webcast
Evaxion’s executive management will host a conference call and webcast at 8.30 ET/14.30 CET today, presenting the business update and financial results as well as taking questions.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique PIN code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

Research & Development (R&D) update
Evaxion has a R&D pipeline of innovative vaccine candidates for both cancer and infectious diseases. In future, this is expected to be supplemented by programs for autoimmune diseases following application of AI-Immunology™ in this space in the second half of 2026.

We are looking forward to presenting three-year clinical efficacy data for personalized cancer vaccine EVX-01, our most advanced pipeline asset, at the European Society for Medical Oncology (ESMO) Congress 2026 in October.

Developed with AI-Immunology™, EVX-01 is designed to target multiple neoantigens; cancer unique proteins arising from mutations. We completed the initially planned two-year treatment in the phase 2 trial with EVX-01 in patients with advanced melanoma (skin cancer) last year with unprecedented results presented at ESMO in 2025.

Following on with a one-year extension of the phase 2 trial, the upcoming data will provide additional insights into potentially enhanced treatment effects and durability of the EVX-01-induced immune response. It will also offer insights into the vaccine’s effect also as stand-alone treatment of these patients with advanced melanoma, in comparison to the prior administration in combination with pembrolizumab in the first two years of the trial.

In addition to the personalized approach, we are leveraging AI-Immunology™’s capabilities to develop novel off-the-shelf cancer vaccines, including EVX-04 targeting AML. Developed with AI-Immunology™, EVX-04 targets multiple non-conventional endogenous retrovirus (ERV) tumor antigens from the dark genome.

ERV antigens are present in tumors but absent in normal tissue, making them highly attractive targets for cancer vaccines. AI-Immunology™ has unique capabilities in identifying ERVs and this opens a whole new source of antigens, which can potentially greatly improve patient outcomes.

We are progressing preclinical activities with EVX-04 as planned and presented new data at the European Hematology Association (EHA) 2026 Congress. The data demonstrates EVX-04’s complete expression in human cells, including correct transcription and translation. Further, EVX-04 is secreted in human cells, enabling immune recognition and activation.

The data also shows that all ERV antigens included in EVX-04 drive specific immune responses both in mice (in vivo) and human cells (in vitro) across different human immune profiles. These vaccine-induced immune cells mediate targeted cell-killing, highlighting EVX-04’s potential as a new effective therapeutic cancer vaccine.

In parallel with preclinical studies, we are preparing the regulatory filing for clinical testing of EVX-04, which is expected to be submitted before the end of the year.

We have also leveraged our capabilities to identify clinically relevant ERVs to expand our pipeline with EVX-05, a novel off-the-shelf cancer vaccine candidate for the deadly brain cancer glioblastoma.

Partly based on data analysis done in collaboration with leading experts from Duke University School of Medicine, EVX-05 targets endogenous retrovirus (ERV)-derived antigens shared between glioblastoma patients. The use of such antigens could potentially be highly effective for glioblastoma patients, who generally have few neoantigens to target due to low mutational burden.

We also carry out preclinical activities for infectious disease programs and presented new data for CMV vaccine program EVX-V1 at the International Herpesvirus Workshop 2026 in July. EVX-V1 is a next-generation, multi-component CMV vaccine program designed with AI-Immunology™. It combines novel AI-Immunology™ identified protective B-cell antigens and T-cell epitopes complemented by known optimized structural B-cell antigens.

This broader multi-targeted strategy is expected to strengthen the protective potential of a future vaccine. The concept represents a scalable strategy for rational vaccine development across other herpesviruses. The new data demonstrates the potential to improve control of acute infection, latency, and viral reactivation, further supporting the concept behind EVX-V1.

Business development update
We remain active in several parallel partnership discussions based on external interest in both our AI-platform and R&D pipeline as we continue to pursue our strategy of strengthening our platform and building value through multiple partnerships.

We were honored to receive the Prix Galien UK Award for Best digital health solution for AI-Immunology™ in June. The award is another strong external validation and recognition of the AI-Immunology™ platform and as such supporting our partnering efforts, alongside the new data we continuously generate to further validate the fact that AI-Immunology™ is a platform that deliver product candidates. This is an important proposition to potential business partners.

Second quarter 2026 financial results
The financial results for the second quarter 2026 were in line with expectations with a net loss of $3.7 million, compared to $3.6 million in the first quarter 2026 and $4.8 million in the second quarter 2025. The reduced loss compared to same period last year primarily relates to lower capital market transaction costs and financial expenses from significantly reduced derivative liability.

Research and development (R&D) expenses were $2.3 million for the second quarter 2026, aligned with first quarter 2026, and a slight increase compared to second quarter last year, as we progress our pipeline according to plan.

General and administrative (G&A) expenses were $1.5 million for the quarter, which was at same level with first quarter 2026, and compared to $2.2 million in second quarter 2025. Compared to last year the reduced cost is primarily driven by lower capital market costs.

Net financial expense of $0.1 million for the second quarter 2026 compared to net financial expense of $0.7 million same quarter last year, a reduction of net expense mainly due to reduced derivative liability and the thereof related remeasurement.

Cash and cash equivalents as of June 30, 2026, were $14.0 million, compared to $18.4 million as of March 31, 2026, and confirm our current cash runway until second half of 2027.

Total equity amounts to $9.5 million as of June 30, 2026, reflecting the net loss of the first six months of 2026 when compared to $17.0 million as of December 31, 2025.

Evaxion A/S
(Unaudited) Consolidated statement of financial position data
(USD in thousands)

	Jun 30, 2026	Dec 31, 2025
Cash and cash equivalents	14,000	23,234
Total assets	19,380	28,408
Total liabilities	9,849	11,369
Share capital	15,791	15,791
Other reserves	127,343	127,492
Accumulated deficit	(133,603)	(126,244)
Total equity	9,531	17,039
Total liabilities and equity	19,380	28,408

Evaxion A/S
(Unaudited) Consolidated statement of comprehensive loss data
(USD in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	-	37	-	37
Research and development	(2,334)	(2,165)	(4,631)	(4,321)
General and administrative	(1,512)	(2,212)	(3,034)	(3,924)
Operating loss	(3,846)	(4,340)	(7,665)	(8,208)
Finance income	147	546	405	4,305
Finance expenses	(234)	(1,232)	(519)	(2,895)
Net loss before tax	(3,933)	(5,026)	(7,779)	(6,798)
Income tax benefit	204	195	420	387
Net loss for the period	(3,729)	(4,831)	(7,359)	6,411
Net loss attributable to shareholders of Evaxion A/S	(3,729)	(4,831)	(7,359)	6,411
Loss per share – basic and diluted	(0.01)	(0.02)	(0.02)	(0.02)
Number of shares used for calculation (basic and diluted)	417,010,756	315,828,608	417,010,756	275,434,522

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.